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EXHIBIT 12

APPROVED FINANCIAL CORP. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

The following table sets forth the ratio of earnings to fixed charges of the Company for the five fiscal years ended December 31, 1999 and the nine month period ended September 30, 2000 computed by dividing net fixed charges (interest expense on all debt plus the interest element of operating leases) into earnings (income before income taxes and fixed charges).

                                      Nine months
                                         ended
                                       September         1999           1998          1997          1996          1995
                                        30, 2000
Pretax earnings from continuing
operations before adjustments
for minority interest and income        $   (2,761)  $   (12,671)    $     952    $   13,698      $  5,230     $   1,513
from investees

Interest charges                             2,961         4,957         6,252         6,157         3,121         2,194
Amortization of capitalized lease
expense                                         85           167             0             0             0             0
Interest portion of rental expense              82           182           130            66            20            14
                                        ----------   -----------     ---------    ----------      --------     ---------
                                             3,128         5,306         6,382         6,223         3,141         2,208
Less: minority interest net income               0             0             0             0          (127)          (66)
                                        ----------   -----------     ---------    ----------      --------     ---------

Total fixed charges                          3,128         5,306         6,382         6,223         3,014         2,142
Distributed income from equity                   0             0             0             0           480           596
investees
                                        ----------   -----------     ---------    ----------      --------     ---------

Earnings available to cover fixed
charges                                 $      367   $   (7,365)     $   7,334     $  19,921      $  8,724     $   4,251
                                          ========   ==========      =========      ========      ========     =========

Interest charges                             2,961        4,957          6,252         6,157         3,121         2,194
Amortization of capitalized
lease                                           85          167              0             0             0             0
expense
Interest portion of rental expense              82          182            130            66            20            14
Less: minority interest net income               0            0              0             0          (127)          (66)
                                          --------   ----------      ---------     ---------      --------     ---------

Total fixed charges                       $  3,128   $    5,306      $   6,382      $  6,223      $  3,014     $   2,142
                                          ========   ==========      =========      ========      ========     =========

Ratio of earnings to fixed charges           0.117        (1.388)        1.149         3.201         2.894         1.985
                                          ========   ===========     =========      ========      ========     =========